China Technology Announces 2007 AGM Results

HONG KONG, October 22, 2007 — China Technology Development Group Corporation (Nasdaq: CTDC) (“CTDC” or “the Company”) today announced that on October 19, 2007, the shareholders of the Company (the “Shareholders”) convened its 2007 Annual General Meeting (the “AGM”) of Shareholders at the Company’s headquarters in Hong Kong. The Shareholders ratified and approved, by way of shareholders’ resolutions, each of the following seven proposals as set out in the Shareholders’ Circular dispatched on or about September 25, 2007:

1) Re-election of four (4) directors in accordance with Regulation 79 and 83A of our Articles of Association;

2) Adoption of amendments to the Memorandum and Articles of Association;

3) Entry into the solar energy industry by purchasing SnO2 production lines from China Solar Energy Group Limited;

4) Acquisition of Faster Assets Limited from China Biotech Holdings Limited;

5) Disposal of China Natures Technology Inc.;

6) The 2007 Stock Option Plan; and

7) The appointment of Friedman LLP as the Independent Registered Public Accounting Firm for the Company for the fiscal year ending December 31, 2007.

Commenting at the AGM, the Company’s Chairman Alan Li said: “On behalf of the Board, I would like to thank the shareholders for their continuous support especially with our focused approach in entering the solar energy business. The tremendous market potential in the renewable energy sector gives us great confidence in our new business and our ability to deliver better value to shareholders. The management team will keep our shareholders apprised of the progress of our new ventures.”

A full version of the notice of the AGM and the Shareholders’ Circular were filed in Form 6-K together with its annexes in connection with the proposed transactions, which is available at

http://www.nasdaq.com/asp/quotes_sec.asp?selected=CTDC&symbol=CTDC

About CTDC:
CTDC is a provider of renewable energy solutions and network security focusing on the solar energy business in China. CTDC’s ultimate principal shareholder is China Merchants Group (www.cmhk.com), one of the biggest state-owned conglomerates in China. For more information, please visit our website at www.chinactdc.com.

Forward-Looking Statement Disclosure:
This press release of the Company, which is a foreign private issuer, on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “expects”, “intends”, “may”, “plans”, “potential”, “predict”, “should”, or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, level of activity, performance or achievements to be materially different from any future results, level of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, level of activity, performance or achievements. The Company’s expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to conform these statements to actual results, unless required by law.